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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

   Tricolli             Mark                       J.
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   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co.
   85 Broad Street
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                                    (Street)

   New York             New York                10004
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   6/12/00
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name AND Ticker or Trading Symbol

   ProMedCo Management Company (NASDAQ:PMCO)
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5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Series A Convertible     Immed.     (2)             Common Stock           17,000,000    (2)            I              (1)(4)
Preferred Stock
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Warrants to purchase
Series B Convertible              6/12/2003
Preferred Stock          Immed.    (3)              Common Stock            3,125,000    (3)            I              (1)(4)
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
Explanation of Responses:

See attached pages.


     /s/Roger S. Begelman                                    June 22, 2000
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                           Date
     Mark J. Tricolli by Attorney-in-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                  FORM 3
                         Explanation of Responses

Item 1: Mark J. Tricolli
        c/o Goldman, Sachs & Co.
        85 Broad Street
        New York, NY  10004

Item 2: June 12, 2000

Item 4: ProMedCo Management Company (PMCO)
------------------------------------------------------------------------------


(1) The Reporting Person is an associate of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

(2) Each share of Series A Convertible Preferred Stock ("Series A Preferred Stock") is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), as is determined by dividing (x) the Series A Liquidation Preference (defined below), as of the conversion date, by (y) the Series A Conversion Price (defined below), as of the conversion date. The initial conversion price for Series A Preferred Stock is $2.50 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series A Preferred Stock (the "Series A Conversion Price"). The "Series A Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(3) Subject to any adjustments for capital reorganization, reclassification and the like, each warrant may be exercised, at any time prior to 5:00 p.m. on June 12, 2003, to purchase one share of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), at an exercise price of $97.00 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing
     (x) the Series B Liquidation Preference (defined below) as of the conversion date, by (y) the Series B Conversion Price (defined below) as of the conversion date. The initial conversion price for Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series B Preferred Stock (the "Series B Conversion Price"). The "Series B Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(4) As of June 12, 2000, Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 425,000 shares of Series A Preferred Stock and warrants to purchase 125,000 shares of Series B Preferred Stock through certain investment partnerships of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner or managing partner.

                             POWER OF ATTORNEY
                             -----------------

     The  undersigned  does  hereby  appoint  Hans L.  Reich  and  Roger S.
Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for his and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

     This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     In witness thereof the undersigned hereunto signed his name this 20th day of June 2000.


                                                  /s/Mark J. Tricolli
                                                  -------------------------
                                                  Mark J. Tricolli